

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

October 2, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Invesco Exchange-Traded Self-Indexed Fund Trust, under the Exchange Act of 1934.

- Invesco BulletShares 2021 USD Emerging Markets Debt ETF

- Invesco BulletShares 2022 USD Emerging Markets Debt ETF

- Invesco BulletShares 2023 USD Emerging Markets Debt ETF

- Invesco BulletShares 2024 USD Emerging Markets Debt ETF

Sincerely,

